

Mail Stop 4631

August 14, 2017

Via E-mail
C. Dan Black
General Counsel
Vivint Solar, Inc.
1800 West Ashton Blvd.
Lehi, UT 84043

> **Re: Vivint Solar, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 8, 2017**
> **File No. 333-219787**

Dear Mr. Black:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Christie Cho, Esq.
        Michael Nordtvedt, Esq.